FOIA CONFIDENTIAL TREATMENT REQUESTED

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

As Confidentially Submitted to the Securities and Exchange Commission on January 13, 2023

File No. [●]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 10

General Form for Registration of Securities

Pursuant to Section 12(b) or (g) of

The Securities Exchange Act of 1934

MSGE Spinco, Inc.*

(Exact Name of Registrant as Specified in its Charter)

Delaware	92-0318813
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

Two Pennsylvania Plaza New York, NY	10121
(Address of Principal Executive Offices)	(Zip Code)

(212) 465-6000

(Registrant’s telephone number, including area code)

Securities to be Registered Pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Class A Common Stock, par value $0.01 per share	New York Stock Exchange

Securities to be Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐

Non-Accelerated Filer	☒	Smaller Reporting Company	☐

		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act:  ☒

*	MSGE Spinco, Inc. will be renamed “Madison Square Garden Entertainment Corp.” on or prior to the Distribution (as defined herein).

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

INFORMATION REQUIRED IN REGISTRATION STATEMENT

CROSS-REFERENCE SHEET BETWEEN ITEMS OF FORM 10

AND THE ATTACHED INFORMATION STATEMENT.

The information required by the following Form 10 Registration Statement items is contained in the Information Statement sections identified below, each of which is incorporated in this report by reference:

Item 1.	Business

The information required by this item is contained under the sections “Summary,” “Business,” “Available Information” and “Combined Financial Statements” of this information statement. Those sections are incorporated herein by reference.

Item 1A.	Risk Factors

The information required by this item is contained under the section “Risk Factors.” That section is incorporated herein by reference.

Item 2.	Financial Information

The information required by this item is contained under the sections “Summary,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this information statement. Those sections are incorporated herein by reference.

Item 3.	Properties

The information required by this item is contained under the section “Business — Properties” of this information statement. That section is incorporated herein by reference.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

The information required by this item is contained under the sections “Summary” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of this information statement. Those sections are incorporated herein by reference.

Item 5.	Directors and Executive Officers

The information required by this item is contained under the section “Corporate Governance and Management” of this information statement. That section is incorporated herein by reference.

Item 6.	Executive Compensation

The information required by this item is contained under the section “Executive Compensation” of this information statement. That section is incorporated herein by reference.

Item 7.	Certain Relationships and Related Transactions

The information required by this item is contained under the sections “Certain Relationships and Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of this information statement. Those sections are incorporated herein by reference.

Item 8.	Legal Proceedings

The information required by this item is contained under the section “Business — Legal Proceedings” of this information statement. That section is incorporated herein by reference.

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

The information required by this item is contained under the sections “Risk Factors,” “The Distribution,” “Dividend Policy,” “Business,” “Corporate Governance and Management,” “Shares Eligible for Future Sale” and “Description of Capital Stock” of this information statement. Those sections are incorporated herein by reference.

Item 10.	Recent Sales of Unregistered Securities

On September 15, 2022, MSGE Spinco, Inc. was incorporated in the State of Delaware. On December 21, 2022, Madison Square Garden Entertainment Corp. acquired 100 uncertificated shares of common stock of MSGE Spinco, Inc. for $100.

Item 11.	Description of Registrant’s Securities to be Registered

The information required by this item is contained under the sections “The Distribution” and “Description of Capital Stock” of this information statement. Those sections are incorporated herein by reference.

Item 12.	Indemnification of Directors and Officers

The information required by this item is contained under the section “Indemnification of Directors and Officers” of this information statement. That section is incorporated herein by reference.

Item 13.	Financial Statements and Supplementary Data

The information required by this item is contained under the sections “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Combined Financial Statements” of this information statement. Those sections are incorporated herein by reference.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15.	Financial Statements and Exhibits

(a)    Financial Statements

The information required by this item is contained under the section “Combined Financial Statements” beginning on page F-1 of this information statement. That section is incorporated herein by reference.

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

(b)    Exhibits

The following documents are filed as exhibits hereto:

Exhibit	Description

2.1	Distribution Agreement, dated as of [●], 2023, between Madison Square Garden Entertainment Corp. and MSGE Spinco, Inc.*

2.2	Contribution Agreement, dated as of [●], 2023, between Madison Square Garden Entertainment Corp. and MSGE Spinco, Inc.*

3.1	Amended and Restated Certificate of Incorporation of MSGE Spinco, Inc.*

3.2	Form of Second Amended and Restated Certificate of Incorporation (as in effect immediately prior to Distribution) of MSGE Spinco, Inc.*

3.3	Bylaws of MSGE Spinco, Inc.*

3.4	Form of Amended Bylaws (as in effect immediately prior to Distribution) of MSGE Spinco, Inc.*

4.1	Form of Registration Rights Agreement by and among MSGE Spinco, Inc. and The Charles F. Dolan Children Trusts.*

4.2	Form of Registration Rights Agreement by and among MSGE Spinco, Inc. and The Dolan Family Affiliates.*

4.3	Form of Stockholder and Registration Rights Agreement between Madison Square Garden Entertainment Corp. and MSGE Spinco, Inc.*

8.1	Form of Tax Opinion of Sullivan & Cromwell LLP.*

10.1	Transition Services Agreement, dated as of [●], 2023, between Madison Square Garden Entertainment Corp. and MSGE Spinco, Inc.*

10.2	Tax Disaffiliation Agreement, dated as of [●], 2023, between Madison Square Garden Entertainment Corp. and MSGE Spinco, Inc.*

10.3	Employee Matters Agreement, dated as of [●], 2023, between Madison Square Garden Entertainment Corp. and MSGE Spinco, Inc.*

10.4	Form of MSGE Spinco, Inc. 2023 Employee Stock Plan.*

10.5	Form of MSGE Spinco, Inc. 2023 Stock Plan for Non-Employee Directors.*

10.6	Form of Standstill Agreement between MSGE Spinco, Inc. and the Dolan Family Group.*

10.7	Form of Indemnification Agreement between MSGE Spinco, Inc. and its Directors and Officers.*

10.8	Form of MSGE Spinco, Inc. Non-Employee Director Award Agreement.*

10.9	Form of MSGE Spinco, Inc. Restricted Stock Units Agreement.*

10.10	Form of MSGE Spinco, Inc. Performance Restricted Stock Units Agreement.*

10.11	Form of MSGE Spinco, Inc. Option Agreement.*

10.12	Form of MSGE Spinco, Inc. Performance Option Agreement.*

10.13	Form of MSGE Spinco, Inc. Restricted Stock Units Agreement in respect of Madison Square Garden Entertainment Corp. Restricted Stock Units.*

10.14	Form of MSGE Spinco, Inc. Option Agreement in respect of Madison Square Garden Entertainment Corp. Options.*

10.15	Form of MSGE Spinco, Inc. Performance Restricted Stock Units in respect of Madison Square Garden Entertainment Corp. Performance Restricted Stock Units.*

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit	Description

10.16	Form of MSGE Spinco, Inc. Executive Deferred Compensation Plan.*

10.17	Lease Agreement, between RCPI Trust and Radio City Productions LLC, relating to Radio City Music Hall, dated December 4, 1997.+*

10.18	First Amendment to Lease Agreement, dated December 4, 1997, between RCPI Trust and Radio City Productions LLC, dated February 19, 1999.*

10.19	Second Amendment to Lease Agreement, dated December 4, 1997, between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC, dated November 6, 2002.+*

10.20	Third Amendment to Lease Agreement, dated December 4, 1997, between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC, dated August 14, 2008.+*

10.21	Fourth Amendment to Lease Agreement, dated December 4, 1997, between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC, dated January 24, 2011.+*

10.22	Fifth Amendment to Lease Agreement, dated December 4, 1997, between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC, dated July 18, 2018.*

10.23	Sixth Amendment to Lease Agreement, dated December 4, 1997, between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC, dated July 2, 2021.+*

10.24	First Renewal Option Extension Letter amending Lease Agreement, dated December 4, 1997, by and between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC (as amended), dated February 24, 2021.*

10.25	Second Renewal Option Extension Letter amending Lease Agreement, dated December 4, 1997, by and between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC (as amended), dated March 25, 2021.*

10.26	Third Renewal Option Extension Letter amending Lease Agreement, dated December 4, 1997, by and between RCPI Landmark Properties, L.L.C. and Radio City Productions LLC (as amended), dated April 29, 2021.*

10.27	Guaranty of Lease, dated September 28, 2015, between MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) and RCPI Landmark Properties, L.L.C.+*

10.28	Summary of Office Space Arrangement, between MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) and the Knickerbocker Group LLC.*

10.29	Aircraft Support Services Agreement, dated December 17, 2018, between MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) and the Dolan Family Members (for the DFO G550).*

10.30	Amendment No. 1 to Aircraft Support Services Agreement dated December 17, 2018, between MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) and the Dolan Family Members (for the DFO G550) effective as of May 10, 2022.*

10.31	Flight Crew Services Agreement, dated May 6, 2019, between DFO and MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) (for the Challenger).*

10.32	Dry Lease Agreement, dated December 17, 2018, between Sterling2K LLC and MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) (for the DFO G550).*

10.33	Amendment No. 1 to Dry Lease Agreement, dated as of December 20, 2021, between Sterling2K LLC and MSG Entertainment Group, LLC (for the DFO G550).*

10.34	Dry Lease Agreement, dated May 6, 2019, between Brighid Air, LLC and MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) (for the Challenger).*

10.35	Amendment No. 1 to Dry Lease Agreement dated as of May 6, 2019 between Brighid Air, LLC and MSG Entertainment Group, LLC (formerly MSG Sports & Entertainment, LLC) (for the Challenger), effective as of August 18, 2022.*

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

Exhibit	Description

10.36	Time Sharing Agreement, dated as of December 20, 2021, between MSG Entertainment Group, LLC and Charles F. Dolan (for the New G550).*

10.37	Time Sharing Agreement, dated as of December 20, 2021, between Patrick F. Dolan and MSG Entertainment Group, LLC (for the Challenger).*

10.38	Form of Time Sharing Agreement between MSG Entertainment Holdings, LLC and MSG Entertainment Group, LLC (for the New G550).*

10.39	Form of Time Sharing Agreement between MSG Entertainment Holdings, LLC and MSG Entertainment Group, LLC (for the Challenger).*

10.40	Credit Agreement, dated as of June 30, 2022, among MSG National Properties, LLC, MSG Entertainment Group, LLC and certain subsidiaries of MSG National Properties, LLC, as guarantors, the lenders and L/C issuers party thereto and JPMorgan Chase Bank, N.A., as administrative agent.*

10.41	Security Agreement, dated as of June 30, 2022, among MSG National Properties, LLC, and the other grantors referred to therein, as grantors, and JP Morgan Chase Bank, N.A., as administrative agent.*

10.42	Arena License Agreement, dated as of April 15, 2020, between MSG Arena, LLC and New York Knicks, LLC.+*

10.43	Arena License Agreement, dated as of April 15, 2020, between MSG Arena, LLC and New York Rangers, LLC.+*

10.44	Sponsorship Sales and Representation Agreement, dated as of April 15, 2020, between New York Rangers, LLC and MSG Entertainment Group, LLC.+*

10.45	Sponsorship Sales and Representation Agreement, dated as of April 15, 2020, between Knicks Holdings, LLC and MSG Entertainment Group, LLC.+*

10.46	Form of NBA Transaction Agreement.*

21.1	Subsidiaries of the Registrant.*

99.1	Preliminary Information Statement, dated January 13, 2023.

*	To be filed by amendment.
+

Certain confidential information — identified by bracketed asterisks “[*****]” — has been omitted from this exhibit pursuant to Item 601(b)(10) of Regulation S-K because it is both (i) not material and (ii) would be competitively harmful to the Registrant if publicly disclosed.

Confidential Treatment Requested by MSGE Spinco, Inc. Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MSGE Spinco, Inc.

By:
Name:	James L. Dolan
Title:	Executive Chairman and Chief Executive Officer

Dated: [●], 2023